Form 10-K, Exhibit 13
period 1998-03-31
LANDMARK FINANCIAL CORP /DE
filed 1998-06-25
CIK 1041392

                                     EXHIBIT 13

                           ANNUAL REPORT TO STOCKHOLDERS

                             LANDMARK FINANCIAL CORP.

                                1998 ANNUAL REPORT

                            LANDMARK FINANCIAL CORP.
                               26 Church Street
                           Canajoharie, New York 13317
                            Telephone (518) 673-2012
                            Telefax   (518) 673-2081


-------------------------------------------------------------------------------

The Board of Directors, Officers, and Staff of Landmark Financial Corp. and its wholly owned subsidiary, Landmark Community Bank are pleased to provide you, our fellow shareholders, with our first annual report as a publicly owned company.

This past year was one of many changes for our Bank. After serving area communities for over seventy years as a mutual institution under the name of Canajoharie Building, Savings and Loan Association, our Bank, as part of its modernization process and in an effort to broaden the market appeal of the institution changed it's name to Landmark Community Bank.

A second major change occurred in April, 1997 when the Bank converted its charter from that of a New York State chartered mutual savings and loan to a federally chartered savings bank. The culmination of these actions was the conversion of the Bank's form of ownership in November, 1997 from that of a mutual savings bank to it's current form of ownership, a publicly owned savings bank.

The Bank continued to experience substantial growth during fiscal year 1998. Assets grew from $11.33 million at March 31, 1997 to $16.81 million at March 31, 1998. Net loans receivable grew from $9.40 million at March 31, 1997 to $13.64 million at March 31, 1998. Consumer and one-to-four family mortgage loans represented $3.76 million of that growth. Deposits grew correspondingly from $10.24 million at March 31, 1997 to $14.63 million at March 31, 1998. Net income after taxes for the year 1998 was $7,500 compared to a loss of $36,000 in 1997. Notwithstanding our growth, we remain a well capitalized institution with capital in excess of regulatory requirements.

As a result of the Initial Stock Offering, the shareholder's equity grew from $955,000 at March 31, 1997 to $2.06 million at March 31, 1998. As was originally disclosed in the Bank's prospectus, the proceeds of the stock offering will be used to take advantage of further growth opportunities in our market area.

We are very pleased with the progress of the construction of a new full service banking facility located on Erie Boulevard in the Village of Canajoharie. It is anticipated that construction will be completed during the third quarter of calendar 1998. This facility will allow the utilization of a drive-up window, night depository, and more lobby space for our growing customer base.

Our primary goal continues to be the enhancement of shareholder value while continuing to provide a financial institution committed to meeting the needs of its customers.

Thank you for your confidence in our Bank as we look forward to a prosperous future.

                                          Sincerely,

                                          /s/ Gordon E. Coleman
                                          ----------------------
                                          Gordon E. Coleman
                                          President and CEO

Table of Contents

--------------------------------------------------------------------------------

                                                                           Page
                                                                           ----
Business of the Company                                                     1

Selected Consolidated Financial Information                                2-3
Management's Discussion and Analysis of Financial Condition

And Results of Operations                                                  4-13

Independent Auditors' Report                                                14

Consolidated Financial Statements                                         15-18


Notes to Consolidated Financial Statements                                19-36

Common Stock Information                                                    37

Directors and Officers                                                      38

Corporate Information                                                       39

Annual Meeting                                                              39


                             Business Of The Company

Landmark Financial Corp. (the "Company") is a Delaware Corporation which is the holding company for Landmark Community Bank (the "Bank"). The Company was organized by the Bank for the purpose of acquiring all of the capital stock of the Bank in connection with the conversion of the Bank from mutual to stock form, which was completed on November 13, 1997 (the "Conversion"). The only significant assets of the Company are the capital stock of the Bank; the Company's loan to the Bank's Employee Stock Ownership Plan (ESOP), and the remaining net proceeds of the conversion retained by the Company of approximately, $120,000. The business of the Company initially consists of the business of the Bank.

The Bank was originally chartered in 1925 as a New York-chartered mutual savings and loan association under the name Canajoharie Building Savings & Loan Association, and is headquartered in Canajoharie, New York. The Bank amended its mutual charter in 1997 to become a federal mutual savings bank. At March 31, 1998, the Bank had total assets of $16,811,038, deposits of $14,628,856 and stockholders' equity of $2,059,355.

The Bank conducts its business through its main office in Canajoharie, Montgomery County, New York. The Bank has been, and intends to continue to be, a community -oriented financial institution offering selected financial services to meet the needs of the communities it serves. The Bank attracts deposits from the general public and historically has used such deposits, together with other funds, primarily to originate one-to-four family residential mortgage loans, construction and land loans for single-family residential properties, commercial loans and consumer loans consisting primarily of loans secured by automobiles. While the Bank's primary business has been that of a traditional thrift institution, originating one-to-four family mortgage loans in its primary market area for retention in its portfolio, the Bank also has been an active participant in the origination of consumer loans primarily for the purchase of automobiles.

           SELECTED CONSOLIDATED FINANCIAL INFORMATION AND OTHER DATA

Set forth below are selected consolidated financial and other data of the Company. The financial data is derived in part from, and should be read in conjunction with, the Consolidated Financial Statements and Notes thereto presented elsewhere in this Annual Report.


                                                  At March 31,
                                    ---------------------------------------
                                    1998      1997     1996    1995    1994
                                    ----      ----     ----    ----    ----
                                     (In Thousands, except per share data)
Selected Financial Condition Data:

Total Assets ..................    $16,811   11,326   7,606   7,628   8,212
Cash and cash equivalents .....      1,530      709   1,351     881   1,495
Loans receivable, net .........     13,640    9,392   5,528   6,267   6,248
Trading Account Securities (1)        --         69    --      --      --
Mortgage Backed Securities:

  Held to maturity .......              74      257     340     206     255
Investment Securities
  Held to maturity .......            --        200    --      --      --
  Available for sale .....           1,104      398     241     134       2
FHLB Stock ....................         87       59      64      64      64
Deposits ......................     14,629   10,237   6,465   6,518   7,228
Advances by borrowers for taxes
  and insurance ..........              97      107      95     155     148
Total stockholders' equity ....      2,059      956     993     907     824



                                                              At March 31,
                                        -------------------------------------------------------
                                          1998       1997        1996        1995        1994
                                        -------     -------     -------     -------     -------
Selected Operations Data:

Total interest income ..............    $ 1,293     $   688     $   622     $   565     $   560
Total interest expense .............       (726)       (326)       (270)       (225)       (267)
                                        -------     -------     -------     -------     -------
 Net interest income ...............        567         362         352         340         293
Provision for loan losses ..........        (12)        (78)       --          --          --
                                        -------     -------     -------     -------     -------
Net interest income after
 provision for loan losses .........        555         284         352         340         293

Fees and service charges ...........         29          29          10          14          19
Other non-interest income ..........         38          67        --          --          --
                                        -------     -------     -------     -------     -------
Total non-interest income ..........         67          96          10          14          19

Total non-interest expense .........       (610)       (434)       (239)       (242)       (294)
                                        -------     -------     -------     -------     -------
Income (loss) before taxes .........         12         (54)        123         112          18
Income tax (provision) benefit .....         (5)         18         (38)        (29)         (4)
                                        -------     -------     -------     -------     -------
Net income (loss) ..................    $     7     $   (36)    $    85     $    83     $    14
                                        -------     -------     -------     -------     -------



                                                                                Years Ended March 31,
                                                                                ---------------------
                                                                  1998       1997       1996       1995        1994
                                                                  ----       ----       ----       ----        ----
Selected Operations Data:

Perfomance Ratios:
  Return on assets (ratio of net income to
    average total assets) ................................         0.05%     -0.41%      1.08%      1.07%       0.17%
  Return on retained earnings (ratio of
    net income to average equity) ........................         0.56%     -3.67%      8.83%      9.55%       1.68%
  Interest rate spread information:
    Average during period ................................         3.37%      3.77%      4.13%      4.16%       3.29%
    End of period ........................................         2.81%      3.34%      4.25%      4.18%       3.36%

  Net interest margin (1) ................................         3.71%      4.23%      4.59%      4.52%       3.65%
  Ratio of operating expense to average total assets .....         3.83%      4.89%      3.04%      3.11%       3.53%
  Ratio of average interest-earning assets to average
    interest-bearing liabilities .........................       107.16%    111.97%    114.46%    112.28%     110.84%

Asset Quality Ratios:
  Non-performing assets to total assets
    at end of period .....................................         0.86%      0.41%      0.00%      0.00%       0.00%
  Allowance for loan losses to non-performing loans ......        84.72%    235.32%      0.00%      0.00%       0.00%
  Allowance for loan losses to loans receivable, net .....         0.89%      1.17%      0.58%      0.51%       0.49%

Capital Ratios:
  Net worth to total assets at end of period .............        12.25%      8.43%     13.56%     12.31%      10.03%
  Average net worth to average assets ....................         8.31%     11.06%     12.27%     11.17%       9.94%

Other Data:
  Number of full-service offices .........................            1          1          1          1           1


----------------
(1) Net interest income divided by average interest earning assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL

Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial conditions and results of operations of the Company. The information contained in this section should be read in conjunction with the consolidated financial statements and accompanying notes thereto.

Certain statements in this annual report and throughout Management's Discussion and Analysis of Financial Condition and Results of Operations are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risk, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by any "forward looking statement." "Forward looking statements" are generally identifiable by use of the words "believe," "expect," "intend," "anticipate," "estimate," "project," or similar expressions. Factors that may impact such "forward looking statements" include, among others, changes in general economic conditions, changes in interest rates, the legislative and regulatory environment, monetary and fiscal policies of the United States government, the quality and/or composition of the loan and/or investment portfolios, demand for loan products, deposit flows, changes in accounting principles or policies and changes in competition.

The deposits of the Bank are presently insured by the Savings Association Insurance Fund ("SAIF"), which together with the Bank Insurance Fund ("BIF") are the two insurance funds administered by the Federal Deposit Insurance Corporation (FDIC). In the third quarter of 1995, the FDIC lowered the premium schedule for BIF-insured institutions in anticipation of the BIF achieving its statutory reserve ratio. The reduced premium created a significant disparity in deposit insurance expense causing a competitive advantage for BIF members. Legislation enacted on September 30, 1996 provided for a one-time special assessment of .657% of the Bank's SAIF insured deposits at March 31, 1995. The purpose of the assessment was to bring the SAIF to its statutory reserve ratio. Based upon the above formula, the Bank charged $43,000 against earnings for the year ended March 31, 1997. Although the special one-time assessment significantly increased non-interest expense for the period, the anticipated reduction in the premium schedule has reduced the Bank's federal insurance premiums in the current fiscal year.

During August and September 1997, the Office of Thrift Supervision (OTS) conducted its previously scheduled routine safety and soundness on-sight examination of the Bank. During the course of its examination OTS examiners raised a number of concerns and noted certain deficiencies in the Bank's operations. As a result of the examination Bank agreed with the OTS not to originate any new consumer or commercial loans and to limit one-to-four family loan origination's to no more than $200,000 per month. Management has addressed the concerns of the OTS and full operational lending authority was restored in the quarter ending March 31, 1998.

OPERATING STRATEGY

The business of the Bank consists principally of attracting deposits from the general public and using deposits to originate consumer loans and mortgage loans secured by one-to-four family residences. The Bank's net income is primarily dependent on net interest income, which is the difference between the income earned on its interest-earning assets, such as loans and investments, and the cost of its interest-bearing liabilities, which are primarily deposits. However, the Bank's net income is also effected to a lesser extent by provisions for loan losses and other operating income and expenses. General economic conditions, particularly changes in market interest rates, government legislation, monetary policies, and policies and actions of the regulatory authorities are some of the many external factors that may have an effect on the Bank's net income.

Management has implemented various strategies designed to enhance the Bank's profitability while maintaining its safety and soundness. These strategies include reducing the Bank's exposure to interest rate risk by emphasizing originations of adjustable rate mortgage loans for its portfolio and also of originating shorter term consumer loans. The Bank maintains the asset quality of its loan portfolio by adhering to internal loan underwriting policies. The Bank also generally limits its investment portfolio and its investment in mortgage backed securities to securities of the United States government, and its Agencies and to mortgage-backed securities collateralized by the United States government.

It is management's intention to remain a retail financial institution dedicated to financing home ownership and consumer needs, and to providing quality service to its customers located in Montgomery and the surrounding counties in the state of New York.

YEAR 2000

The Bank is in the process of conducting a review of its computer systems in order to determine which systems could be affected by the "Year 2000" issue, while at the same time developing an implementation plan to resolve any identified problem. The "Year 2000" problem is the result of computer programs that were written using a two digit field rather than a four digit field to define the year. For example, programs that have date-sensitive fields may recognize a date using "00" as the year 1900 rather than the year 2000. The result of this programming error could be system failure or miscalculation. Management believes that with modifications to existing software and by converting to new hardware, the "Year 2000" problem will not pose significant operational problems for the Bank. Given the Bank's interdependence on a third-party service provider, the internal costs related to the Bank's Year 2000 efforts will consist primarily of accelerating various hardware and software upgrades which generally would have been incurred in the normal course of business. Management does not believe that the internal costs necessary to address the "Year 2000" issue will have a material adverse impact on future operations other than the impact such an event will have on the cost of services provided by its third-party service providers which is unknown at this time. Management cannot guarantee that any third-party service provider will be Year 2000 ready other than through assurances provided from the third party service provider to the Company.

FINANCIAL CONDITION

Total Assets. Total assets increased $5.48 million or 48.4%, to $16.81 million at March 31, 1998 from $11.33 million at March 31, 1997. Part of this increase was due to the sale of Landmark Financial Corp. common stock, which generated net proceeds of $1,086,433 on November 13, 1997, after deducting a $121,600 loan by Landmark Financial Corp. to the Bank. This loan was used to purchase common stock of Landmark Financial Corp. for the Landmark Community Bank Employee Stock Ownership Plan (ESOP). The remaining increase in assets was due to an increase in loans receivable of approximately $4.25 million from $9.39 million at March 31, 1997 to $13.64 million at March 31, 1998.

Loans Receivable, Net. Loans receivable, net increased by $4.25 million or 45.23% to $13.64 million at March 31, 1998 from $9.39 million at March 31, 1997, primarily due to increases in consumer loans of $2.26 million, an increase in commercial loans of $550,000, and an increase in one-to-four family portfolio loans of $1.50 million.

Mortgage-Backed Securities. Mortgage-backed securities decreased by $183,000 or 71.19% to $74,000 at March 31, 1998 from $257,000 at March 31, 1997. The decrease was due to prepayments on loans, which secure the Bank's mortgage-backed securities.

Investment Securities. Investment securities available-for-sale increased $706,000 or 177.51% to 1.10 million at March 31, 1998 from $400,000 at March 31,
1997. The increase was funded primarily with proceeds received from the public offering of Landmark Financial Corp.

Deposits. Deposits increased $4.40 million, or 42.90%, to $14.63 million at March 31, 1998 from $10.24 million at March 31, 1997. The increase in deposits is primarily attributable to an increase in out of market certificate of deposits of $4.40 million with maturities of two to five years. These deposits were obtained by participating in an on-line Internet service through advertising certificate of deposit rates nationwide.

Equity. Total stockholders' equity increased $1.10 million or 115.66%, to $2.06million at March 31, 1998 from $955,000 at March 31, 1997, due to the sale of 152,000 common shares of Landmark Financial Corp. at an initial offering price of $10 per share less the establishment of the Bank's ESOP for $121, 600 and conversion-related costs of $311,967.

Comparison of Operating Results for the Years Ended March 31, 1998 and March 31, 1997.

Performance Summary. Net income increased $43,539 to $7,467 for the year ended March 31, 1998, compared to a net loss of $36,072 for the year ended March 31, 1997. The increase in earnings for the year ended March 31, 1998 as compared to the year ended
March 31, 1997 is primarily due to the one-time special assessment of $43,000 paid to the SAIF fund in the year ended March 31, 1997.

Net Interest Income. Net interest income increased $205,165, or 56.71%, to $566,918 for the year ended March 31, 1998, from $361,753 for the year ended March 31, 1997. The increase in net interest income reflects an increase of $604,546, to $1,292,906 from $688,360 in interest income and a corresponding increase of $399,381, to $725,988 from $326,607 in interest expense for the year ended March 31, 1998 as compared to the year ended March 31, 1997. The increase in interest income reflects increased balances of loans receivable, primarily consumer auto loans and one-to-four family mortgages that were originated during the year ended March 31, 1998. Interest expense increased primarily due to the increase of out of market deposits of $4.39 million.

For the year ended March 31, 1998, the average yield on interest-earning assets was 8.47% compared to 8.05% for the year ended March 31, 1997. The average cost of interest-bearing liabilities was 5.10% for the year ended March 31, 1998 which was an increase from 4.28% for the year ended March 31, 1997. The average balance of interest-earning assets increased $6.72 million or 78.57%, to $15.27 million for the year ended March 31, 1998 as compared to $8.55 million for the year ended March 31, 1997. During the same period, the average balance of interest-bearing liabilities increased $6.61 million or 86.58%, to $14.25 million from $7.64 million in fiscal 1997.

Due to higher funding costs, the average interest rate spread was 3.37% for the year ended March 31, 1998 compared to 3.77% for fiscal 1997. The average net interest margin also decreased to 3.71% at March 31, 1998 compared to 4.23% for the year ended March 31, 1997.

Provision for Loan Losses. During the year ended March 31, 1998, the Bank charged $12,000 against earnings as a provision for loan losses compared to a provision of $78,000 charged against earnings for the year ended March 31, 1997. The Bank's loan portfolio has experienced minimal charge-offs in the past two years and only one in fiscal 1998. The allowance for loan losses at March 31, 1998 is .89% of loans receivable, net as compared to 1.17% of loans receivable, net at March 31, 1997. The allowance for loan losses as a percentage of non-performing assets was 84.72% at March 31, 1998 as compared to 235.32% at March 31, 1997. Total non-performing loans at March 31, 1998 are $144,000, or 1.06% of loans receivable, net, as compared to total non-performing loans at March 31, 1997 of $47,000 or 0.50% of loans receivable net.

Management regularly reviews the loan portfolio, including problem loans, and changes in the relative makeup of the loan portfolio to determine whether any loans require classification or the establishment of additional reserves. Management will continue to monitor its allowance for loan losses and make future additions to the allowance as economic conditions dictate. Although the Bank maintains its allowance for loan losses at a level which it considers to be adequate to provide for potential losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods.

Non-interest Income. For the year ended March 31, 1998, non-interest income decreased $28,069 or 29.29%, to $67,766 from $95,835 for the same period in 1997. The decrease is primarily due to a gain realized in the sale of trading account securities in the amount of $12,411 in for the year ended March 31, 1998 as compared to a gain of $67,056 for the year ended March 31, 1997. Commissions received by the Bank for brokering mortgage applications underwritten at other financial institutions was $19,061 for the year ended March 31, 1998 as compared to $0 (zero) for the year ended March 31, 1997.

Non-interest Expense. Non-interest expense increased $175,912 or 40.53%, to $609,972 for the year ended March 31, 1998 from $434,060 for the same period in 1997. During this same period compensation and related benefits expense increased $118,996, due to the addition of staff to handle the increased loan and deposit activity. Other operating expenses increased $83,184 due to additional legal, accounting and regulatory reporting expenses associated with being a public company.

Income Taxes. Income taxes increased by $23,645 to $5,245 for the year ended March 31, 1998 from a tax benefit of $18,400 for the year ended March 31, 1997. The increase is due to the increase in pre-tax income. The Company's effective tax rate is 34% for the year ended March 31, 1998 and 0.00% for the year ended March 31, 1997.

Average Yields Earned and Rates Paid



                                                                           Years Ended March 31,
                                                      1998                         1997                             1996
                                        -----------------------------  -----------------------------   -----------------------------
                                          Average    Interest           Average     Interest             Average    Interest
                                        Outstanding  Earned/   Yield/  Outstanding  Earned/   Yield/   Outstanding  Earned/   Yield/
                                          Balance     Paid      Rate     Balance    Paid       Rate      Balance     Paid      Rate
                                        -----------  -------   ------  -----------  -------   ------   -----------  -------   ------
Interest-earning assets:
  Loans receivable (1) ................   $13,250    $ 1,174    8.86%    $ 6,960    $   585     8.41%   $ 5,866        516     8.80%
  Mortgage-backed securities ..........       117         10    8.55%        290         26     8.97%       249         22     8.84%
  Investment securities ...............       849         53    6.24%        393         27     6.87%       314         19     6.05%
  FHLB stock ..........................        74          7    9.46%         61          4     6.56%        64          5     7.81%
  Interest bearing deposits ...........       978         49    5.01%        846         46     5.44%     1,178         60     5.09%
                                          -------    -------             -------    -------             -------    -------
    Total interest-earning assets .....   $15,268    $ 1,293    8.47%    $ 8,550    $   688     8.05%   $ 7,671    $   622     8.11%
                                          -------    -------             -------    -------             -------    -------
                                          -------    -------             -------    -------             -------    -------
Interest-bearing liabilities:
  Interest-bearing checking ...........   $   463          3    0.65%    $    63          1     1.59%   $     0          0     0.00%
  Passbook accounts ...................     3,965        118    2.98%      3,703        108     2.92%     4,185        126     3.01%
  Certificate accounts ................     9,820        605    6.16%      3,870        217     5.61%     2,517        144     5.72%
                                          -------    -------             -------    -------             -------    -------
  Total interest-bearing
    liabilities .......................   $14,248        726    5.10%    $ 7,636        326     4.27%   $ 6,702        270     4.03%
                                          -------    -------             -------    -------             -------    -------
                                          -------    -------             -------    -------             -------    -------
Net interest income ...................              $   567                        $   362                        $   352
                                                     -------                        -------                        -------
                                                     -------                        -------                        -------
Net interest rate spread ..............                         3.37%                           3.78%                          4.08%
                                                                -----                           -----                          -----
                                                                -----                           -----                          -----
Net earning assets ....................   $ 1,020                        $   914                        $   969
                                          -------                        -------                        -------
                                          -------                        -------                        -------
Net yield on average
  interest-earning assets .............                         3.71%                           4.23%                          4.59%
                                                                -----                           -----                          -----
                                                                -----                           -----                          -----
Ratio of average interest-earning
 assets to average interest-bearing
  liabilities .........................               107.16%                        111.97%                        114.46%
                                                      -------                        -------                       -------
                                                      -------                        -------                       -------

--------------
(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves


                                                                           Years Ended March 31,
                                                                           ---------------------
                                                                          1998     1997     1996
                                                                          ----     ----     ----
Weighted average yield on loans ...................................       8.86%    8.41%    8.80%
Weighted average yield on mortgage-backed securities ..............       8.55%    8.97%    8.84%
Weighted average yield on investment securities ...................       6.24%    6.87%    6.05%
Weighted average yield on FHLB stock ..............................       9.46%    6.56%    7.81%
Weighted average yield on other interest-bearing deposits .........       5.01%    5.44%    5.09%
Weighted average yield on all interest-earning assets .............       8.47%    8.05%    8.11%

Weighted average rate paid on interest-bearing checking ...........       0.65%    1.59%    0.00%
Weighted average rate paid on passbook accounts ...................       2.98%    2.92%    3.01%
Weighted average rate paid on certificate accounts ................       6.16%    5.61%    5.72%
Weighted average rate paid on all interest-bearing liabilities ....       5.10%    4.27%    4.03%

Interest rate spread (spread between weighted average
  rate on all interest-earning assets and all interest-bearing
  liabilities) ....................................................       3.37%    3.78%    4.08%

Net interest margin (net interest income as a percentage
  of average interest-earning assets) .............................       3.71%    4.23%    4.59%


                                                                       1998 Compared to 1997           1997 Compared to 1996
                                                                     Increase (Decrease) Due to      Increase (Decrease) Due to
                                                                     --------------------------      --------------------------
                                                                      Rate     Volume      Net        Rate      Volume     Net
                                                                                           (In thousands)
Interest-earning assets:
  Loans Receivable ...............................................    $ 529     $  60     $ 589       $  97     $ (28)    $  69
  Investment Securities ..........................................       31        (5)       26           4         0         4
  Mortgage-backed securities .....................................      (16)       (0)      (16)         12        (4)        8
  Other ..........................................................        8        (2)        6         (18)        3       (15)
                                                                      -----     -----     -----       -----     -----     -----
   Total net change in income on interest-earning assets .........    $ 553     $  52     $ 605       $  95     $ (29)    $  66
                                                                      -----     -----     -----       -----     -----     -----
                                                                      -----     -----     -----       -----     -----     -----
Interest-bearing liabilities:
  Passbook accounts ..............................................    $   8     $   2     $  10       $ (21)    $   0     $ (21)
  Interest-bearing checking ......................................        6        (4)        2           1         0         1
  Certificates of deposit ........................................      334        54       388          64        12        76
                                                                      -----     -----     -----       -----     -----     -----
   Total net change in income on interest-bearing liabilities ....    $ 348     $  52     $ 400       $  44     $  12     $  56
                                                                      -----     -----     -----       -----     -----     -----
Net change in net interest income ................................                         $205                           $  10
                                                                                          -----                           -----
                                                                                          -----                           -----

xxxxxxxxxxxxxxx

Comparison of Operating Results for the Years Ended March 31, 1997 and March 31, 1996.

Performance Summary. Net income decreased $121,410 to a net loss of $36,072 for the year ended March 31, 1997, compared to net income of $85,338 for the year ended March 31, 1996. The decrease in earnings for the year ended March 31, 1997 as compared to the year ended March 31, 1996 is partly due to the one-time special assessment of $43,000 paid to the SAIF fund in the year ended March 31, 1997 and partly due to an increase in compensation expense of $68,673 in order to prepare for the Bank's loan portfolio growth.

Net Interest income. Net interest income increased $9,414, or 2.67%, to $361,753 for the year ended March 31, 1997, from $352,339 for the year ended March 31, 1996. The increase in net interest income reflects an increase of $65,906, to $688,360 from $622,454 in interest income and a corresponding increase of $56,492, to $326,607 from $270,115 in interest expense for the year ended March 31, 1997 as compared to the year ended March 31, 1996. The increase in interest income reflects increased balances of loans receivable, primarily consumer auto loans and one-to-four family mortgages that were originated during the year ended March 31, 1997. Interest expense increased primarily due to the increase of deposits of $3.77 million.

For the year ended March 31, 1997, the average yield on interest-earning assets was 8.05% compared to 8.11% for the year ended March 31, 1996. The average cost of interest-bearing liabilities was 4.28% for the year ended March 31, 1997 which was an increase from 3.99% for the year ended March 31, 1996. The average balance of interest-earning assets increased $879,340 or 11.46%, to $8.55 million for the year ended March 31, 1997 as compared to $7.67 million for the year ended March 31, 1996. During the same period, the average balance of interest-bearing liabilities increased $934,768 or 13.95%, to $7.64 million from $6.70 million in fiscal 1996.

Due to higher funding costs, the average interest rate spread was 3.77% for the year ended March 31, 1997 compared to 4.13% for fiscal 1996. The average net interest margin also decreased to 4.23% at March 31, 1997 compared to 4.59% for the year ended March 31, 1996.

Provision for Loan Losses. During the year ended March 31, 1997, the Bank charged $78,000 against earnings as a provision for loan losses compared to a provision of $0 (zero) charged against earnings for the year ended March 31, 1996. The increase to the loan provision was made in order to bring the loss allowance in line with the overall thrift industry. The allowance for loan losses at March 31, 1997 was 1.17% of loans receivable, net as compared to 0.58% of loans receivable, net at March 31, 1996. The allowance for loan losses as a percentage of non-performing assets was 235.32% at March 31, 1997 as compared to 0.00% at March 31, 1996. Total non-performing loans at December 31, 1997 are $47,000, or 0.50% of loans receivable, net, as compared to total non-performing loans at March 31, 1997 of $0 or 0.00% of loans receivable net.

Non-interest Income. For the year ended March 31, 1997, non-interest income increased $85,555 or 832.25%, to $95,835 from $10,280 for the year ended March 31, 1996. The increase is primarily due to a gain realized in the sale of trading account securities in the amount of $67,056 for the year ended March 31, 1997. The remaining increase was due to increased loan fees as a result of the increased size of the loan portfolio.

Non-interest Expense. Non-interest expense increased $194,879 or 81.48%, to $434,060 for the year ended March 31, 1997 from $239,181 for the year ended March 31, 1996. During this same period compensation and related benefits expense increased $68,673 due to the addition of staff to handle the increased lending activity. Also during fiscal year 1997 there was a one-time special assessment of $43,000 paid to help recapitalize the SAIF fund. Other operating expenses increased $76,780 due to an increase in resources demanded to grow the loan portfolio.

Income Taxes. Income taxes decreased by $56,500 to a benefit of $18,400 for the year ended March 31, 1997 from a tax expense of $38,100 for the year ended March 31, 1996. The increase is due to the increase in pre-tax income. The Company's effective tax rate is 0.00% for the year ended March 31, 1997 and 31% for the year ended March 31, 1996.

xxxxxxxxxxxxxxxxxxxx

Asset and Liability Management

One of the Bank's principal financial objectives is to achieve long-term profitability while reducing its exposure to fluctuations in interest rates. The Bank has sought to reduce exposure of its earnings to changes in market rates by managing the mismatch between asset and liability maturities and interest rates. The principal element in achieving this objective has been to increase the interest-rate sensitivity of the Bank's assets by originating loans with interest rates subject to periodic adjustment to market conditions and of originating consumer loans with maturities of five years and less. The Bank currently retains longer term fixed rate loans in the portfolio as part of its effort to increase the size and the yield of its loan portfolio and to reduce its mortgage-backed securities portfolio. The Bank has adopted an informal policy, which is subject to change from time to time, to increase the longer term fixed rate loans in its portfolio so that such loans comprise the majority of loans in the overall portfolio mix. In addition, the Bank has invested in short to intermediate term investments to hedge against decreases in interest rates.

The Company has historically relied upon retail deposit accounts in the form of savings accounts and certificates of deposits as its primary source of funds. Management believes that reliance upon retail deposits accounts as a source of funding, compared to brokered deposits or long-term borrowings, reduces the effects of interest rate fluctuations because these deposits generally represent a stable source of funds from within and around the surrounding communities.

The Bank's Board of Directors has formulated and Asset Liability Management Policy designed to promote long-term profitability while managing interest-rate risk. The Company recognizes the inherent risk in its interest-sensitive gap position, particularly in periods of fluctuating interest rates.

Liquidity and Capital Resources

The Bank's principal sources of funds are deposits, principal and interest payments on loans, deposits in other insured institutions and investment securities. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan prepayments are more influenced by interest rates, general economic conditions and competition. Additional sources of funds may be obtained from the Federal Home Loan Bank of New York by utilizing numerous available products to meet funding needs. The Bank has a credit line with the Federal Home Loan Bank of New York in the amount of $1,576,600, which expires on September 11, 1998. It is management's intention to renew the credit line prior to its expiration. At March 31, 1998, the Bank had no borrowings outstanding to the FHLB.

In light of the competition for deposits, the Bank may utilize the funding source of the FHLB to meet demand in accordance with the Bank's growth plans. The wholesale funding sources may allow the Bank to obtain a lower cost of funding and create a more efficient liability match to the respective assets being funded.

The Bank is required to maintain minimum levels of liquid assets as defined by regulations. The required percentage is currently 5.0% of net withdrawable savings deposits and borrowings payable on demand or in one year or less. The Bank has maintained its liquidity ratio at levels exceeding the minimum requirement. The eligible liquidity ratio at March 31, 1998 and March 31, 1997 were 18.06% and 12.45%, respectively.

The Bank's most liquid assets are cash and cash equivalents. For these purposes, all short-term investments with a maturity of three months or less at date of purchase are considered cash equivalents. Cash and cash equivalents for the periods ended December 31, 1997 and March 31, 1997 were $1,530,236 and $709,458, respectively. The increase was primarily due to the fact that the majority of the proceeds from the sale of common stock were invested at the FHLB.

At March 31, 1998 the Bank had neither outstanding loan commitments nor loans awaiting disbursement. Additionally, the Company is constructing a new headquarters/branch facility in Canajoharie, New York, which should be completed by August 1, 1998 with at an estimated cost of $450,000. Prior to March 31, 1998, approximately $35,000 was disbursed for the purchase of the land. It is anticipated that sufficient funds will be available to meet loan commitments including loan applications received and in process, as well as, funds for the construction of the new facility.

Certificates of deposit, which are scheduled to mature in one year or less at March 31, 1998, were $4.70 million. Management believes that a significant portion of such deposits will remain with the Bank.

At March 31, 1998, the Bank had tangible capital of $2,166,749, or 12.9% of total adjusted assets, which is approximately $1,914,549 above the minimum requirement of 1.5% of adjusted total assets in effect on that date. The Bank had core capital of $2,166,749, or 12.9% of total adjusted assets, which is approximately $1,494,349 above the minimum leverage ratio of 4.0% in effect on that date. The bank had total capital of $2,166,749 and total risk-weighted assets of $9.7million, or total capital of 22.3% of risk weighted assets. This was $1,400,449 above the 8.0% requirement in effect on that date.

Impact of Inflation and Changing Prices

The Consolidated Financial Statements and Notes thereto, presented herein, have been prepared in accordance with generally accepted accounting principles, which generally requires the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

                           HARVAZINSKI & MONTANYE, LLP

                          Certified Public Accountants

                                Albany, New York

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Landmark Financial Corp. and Subsidiary

         We have audited the accompanying consolidated statements of financial condition of Landmark Financial Corp. (the Company) and subsidiary as of March 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Landmark Financial Corp. and subsidiary as of March 31, 1998 and 1997, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.


                                        /S/ HARVAZINSKI & MONTANYE, LLP
                                        -------------------------------

Albany, New York
May 14, 1998

--------------------------------------------------------------------------------

                     LANDMARK FINANCIAL CORP. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

--------------------------------------------------------------------------------


                                                                                 March 31,
                                                                          1998              1997
                                                                        ----------       ----------
                              ASSETS

Cash (including interest bearing deposits
     $1,490,000, 1998; $120,000, 1997) ...........................    $  1,530,236     $    709,458
Trading account securities .......................................            --             69,324
Mortgage-backed securities, held-to-maturity .....................          74,080          257,096
Investment securities
     Securities held-to-maturity .................................            --            200,000
     Securities available-for-sale ...............................       1,103,916          397,793
Loans receivable, net ............................................      13,640,142        9,392,212
Investments required by law -stock in Federal Home Loan
     Bank of New York, at cost ...................................          87,400           58,500
Accrued interest receivable ......................................          86,143           38,630
Premises and equipment, net of accumulated depreciation ..........         197,234          155,379
Deferred tax asset ...............................................           7,100            7,100
Other assets .....................................................          84,787           40,309
                                                                        ----------       ----------
              Total Assets .......................................    $ 16,811,038     $ 11,325,801
                                                                        ----------       ----------
                                                                        ----------       ----------

              LIABILITIES AND STOCKHOLDES' EQUITY

LIABILITIES

     Accounts payable ............................................    $      3,851     $      7,920
     Deposits ....................................................      14,628,856       10,237,301
     Advance payments by borrowers for property taxes and
         insurance ...............................................          97,453          107,277
     Other liabilities ...........................................          21,523           18,397
                                                                        ----------       ----------
         Total liabilities .......................................      14,751,683       10,370,895
                                                                        ----------       ----------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY

     Preferred stock of $.10 par value; 100,000 shares
         authorized, none issued .................................            --               --
     Common stock of $.10 par value; 900,000 shares authorized;
         152,000 and -0- shares issued and outstanding in 1998
         and 1997, respectively ..................................          15,200             --
     Additional paid-in capital ..................................       1,192,833             --
     Retained earnings, substantially restricted .................         963,752          956,285
     Unrealized gain (loss) on securities available-for-sale,
         net of applicable deferred income taxes .................           5,036           (1,379)
     Unearned ESOP shares ........................................        (117,466)            --
                                                                        ----------       ----------
                                                                         2,059,355          954,906
                                                                        ----------       ----------
              Total Liabilities and Stockholders' Equity .........    $ 16,811,038     $ 11,325,801
                                                                        ----------       ----------
                                                                        ----------       ----------

--------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                     LANDMARK FINANCIAL CORP. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF OPERATIONS

--------------------------------------------------------------------------------


                                                             Years Ended
                                                               March 31,
                                                          1998          1997
                                                       ----------    ----------
INTEREST INCOME
     Loans receivable
         First mortgage loans .....................    $  742,948    $  545,030
         Other loans ..............................       431,341        39,932
     Investment securities and interest
      bearing deposits ............................       118,617       103,398
                                                       ----------    ----------
           Total interest income ..................     1,292,906       688,360

INTEREST EXPENSE
     Interest on deposits .........................       725,988       326,607
                                                       ----------    ----------
              Net interest income .................       566,918       361,753

PROVISION FOR LOAN LOSSES .........................        12,000        78,000
                                                       ----------    ----------
  Net interest income after provision
   for loan losses ................................       554,918       283,753
                                                       ----------    ----------
NONINTEREST INCOME
     Loan fees and service charges ................        28,559        28,779
     Trading account gain on FREDDIE MAC stock ....        12,411        67,056
     Other noninterest income .....................        26,796           --
                                                       ----------    ----------
           Total noninterest income ...............        67,766        95,835
                                                       ----------    ----------
NONINTEREST EXPENSE
     General and administrative expenses
         Compensation, payroll taxes and
           fringe benefits ........................       303,150       184,154
         Advertising and business promotion .......         9,156         6,030
         Building occupancy and equipment expenses,
           including depreciation .................        37,695        34,086
         Federal insurance premiums ...............         8,121        55,256
         Data processing expenses .................        36,804        22,672
         Other operating expenses .................       215,046       131,862
                                                       ----------    ----------
           Total noninterest expense ..............       609,972       434,060
                                                       ----------    ----------
              Income (loss) before income taxes ...        12,712       (54,472)

PROVISION FOR INCOME TAX EXPENSE (BENEFIT) ........         5,245       (18,400)
                                                       ----------    ----------
              Net income (loss) ...................    $    7,467    $  (36,072)
                                                       ----------    ----------
                                                       ----------    ----------
NET INCOME PER COMMON SHARE

     Basic ........................................    $      .05    $      --
                                                       ----------    ----------
                                                       ----------    ----------
     Diluted ......................................    $      .05    $      --
                                                       ----------    ----------
                                                       ----------    ----------


--------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                     LANDMARK FINANCIAL CORP. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CHANGES IN
                              STOCKHOLDERS' EQUITY
                       Years Ended March 31, 1998 and 1997

--------------------------------------------------------------------------------


                                                                                    Unrealized
                                                                                    gain (loss)
                                                                                   on securities
                                                                                    available-
                                                                                   for-sale, net
                                                         Additional                of applicable    Unearned       Total
                                      Common stock       paid-in       Retained      deferred         ESOP       Stockholders'
                                  Shares     Amounts     Capital       Earnings    Income Taxes      Shares        Equity
                                  ------     -------     ----------    --------    -------------    --------    -------------

BALANCES AT
     March 31, 1996                --           $--       $--        $ 992,357     $  38,907           $--      $ 1,031,264

Net income (loss)                  --           --         --          (36,072)         --              --          (36,072)

Change in unrealized
     gain (loss) on
     securities available
     for-sale, net of
     applicable deferred
     income taxes                  --           --         --           --           (40,286)           --          (40,286)
                                -------  -----------  -----------    ---------     ---------      -----------   -----------

BALANCES AT

     March 31, 1997                --           --         --          956,285        (1,379)           --          954,906

Net income                         --           --         --            7,467          --              --            7,467

Sale of common stock,
     net of issuance costs      152,000       15,200    1,192,833         --            --              --        1,208,033

Unearned ESOP shares               --           --           --           --            --           (121,600)     (121,600)

ESOP shares earned                 --           --           --           --            --              4,134         4,134

Change in unrealized
     gain (loss) on
     securities available-
     for-sale, net of
     applicable deferred
     income taxes                  --           --           --           --           6,415            --            6,415
                                -------  -----------  -----------    ---------     ---------      -----------   -----------

BALANCES AT

     March 31, 1998             152,000  $    15,200  $ 1,192,833    $ 963,752     $   5,036      $  (117,466)  $ 2,059,355
                                -------  -----------  -----------    ---------     ---------      -----------   -----------
                                -------  -----------  -----------    ---------     ---------      -----------   -----------

--------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                     LANDMARK FINANCIAL CORP. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


--------------------------------------------------------------------------------



                                                              Years Ended
                                                                March 31,
                                                           1998           1997
                                                       -----------     -----------
CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES
     Net income (loss) ............................    $     7,467     $   (36,072)
     Adjustments to reconcile net income to net
      cash provided by (used in)
      operating activities
         Depreciation .............................         18,456          11,570
         Amortization (accretion), net ............          2,066           2,755
         Provision for loan losses ................         14,437          78,000
         Deferred income taxes ....................           --           (18,900)
         Allocation of ESOP shares ................          4,134            --
         Decrease (increase) in
              Accrued interest receivable .........        (47,513)        (19,343)
              Trading account securities ..........         69,324         (69,324)
              Other assets ........................        (44,478)        (30,601)
         Increase (decrease) in
              Accounts payable ....................         (4,069)          5,581
              Other liabilities ...................          3,126          17,843
                                                       -----------     -----------
                                                            22,950         (58,491)
                                                       -----------     -----------

CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES
     Net increase in loans receivable .............     (4,262,367)     (3,942,580)
     Proceeds from sale of investments
      required by law .............................           --             5,700
     Purchases of available-for-sale securities ...       (701,774)       (399,063)
     Proceeds from principal repayments of
      mortgage-backed securities ..................         47,483          82,618
     Purchase of premises and equipment ...........        (60,311)       (113,407)
     Purchase of investments required by law ......        (28,900)           --
     Proceeds of held-to-maturity securities ......        335,533            --
     Proceeds from issuance of common stock, net
      of issuance costs ...........................      1,086,433            --
                                                       -----------     -----------
                                                        (3,583,903)     (4,366,732)
                                                       -----------     -----------
CASH FLOWS PROVIDED (USED) BY FINANCING ACTIVITIES
     Net increase in deposits .....................      4,391,555       3,772,228
     Increase (decrease) in advances from borrowing
      taxes and insurance .........................         (9,824)         11,880
                                                       -----------     -----------
                                                         4,381,731       3,784,108
                                                       -----------     -----------

              Net increase (decrease) in cash .....        820,778        (641,115)

CASH, beginning of year ...........................        709,458       1,350,573
                                                       -----------     -----------
CASH, end of year ...............................      $ 1,530,236     $   709,458
                                                       -----------     -----------
                                                       -----------     -----------
SUPPLEMENTAL DISCLOSURES:
     Cash paid for:
         Income taxes .............................    $    17,350     $    17,140
                                                       -----------     -----------
                                                       -----------     -----------
         Interest $ ...............................        725,988     $   326,607
                                                       -----------     -----------
                                                       -----------     -----------
     Increase (decrease) on unrealized gain
         on securities available-for-sale .........    $     6,415     $   (40,286)
                                                       -----------     -----------
                                                       -----------     -----------


--------------------------------------------------------------------------------

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

                     LANDMARK FINANCIAL CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31,1998 and 1997



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     1.  Organization

     On November 13, 1997, Landmark Community Bank (the Bank) converted from a federally chartered mutual savings bank to a federally chartered stock savings bank, at which time all of the capital stock of the converted bank was acquired by Landmark Financial Corp. (the Company), a Delaware Corporation. The Company was organized to acquire all of the stock issued by the Bank upon consummation of the stock conversion. Prior to November 13, 1997, the Company had no assets or liabilities and had not engaged in any business other than as necessary to complete its organization and the conversion. On November 13, 1997, in connection with the stock conversion, the Company issued and sold 152,000 shares of its common stock, par value, $0.10 per share, in a subscription and community offering to the Company's Employee Stock Ownership Plan (ESOP), the Bank's members and the general public. Total net proceeds of the subscription and community offering, after conversion expenses of approximately $311,967, were approximately $1,208,033. The transaction was accounted for in a manner similar to a pooling-of-interests method. Accordingly, the accounting basis for assets, liabilities and equity accounts remained the same as prior to the conversion.

     The only business of the Company is the ownership of the Bank. The Bank provides a variety of financial services to the greater Canajoharie, New York area. The Bank's primary sources of revenue are single-family residential mortgages and consumer loans.

     A summary of the significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

     2.  Basis of Consolidation

     The consolidated financial statements include the accounts of the Landmark Financial Corp. (the Company) and its wholly-owned subsidiary Landmark Community Bank (the Bank). Amounts for 1997 are those of the Bank. All material intercompany balances have been eliminated in consolidation.

     3.  Cash and Time Deposits

     Cash is defined to include all checking and demand deposits, as well as certificates of deposit with an original maturity when purchased of three months or less. Time deposits include certificates of deposit with an original maturity in excess of three months.

     The Company maintains cash and time deposits at one financial institution in Canajoharie, New York, totaling $249,170 at March 31, 1998. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

     4.  Investment Securities

     Trading Securities: Securities that are held for short-term resale are classified as trading account securities and recorded at their fair values. Realized and unrealized gains and losses on trading account securities are included in noninterest income.

                     LANDMARK FINANCIAL CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31,1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

     4.  Investment Securities - continued

     Securities Held-to-Maturity: Government and Federal agency securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using the interest method over the period to maturity. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using the interest method over the remaining period to contractual maturity, adjusted for anticipated prepayments.

     Securities Available-for-Sale: Available-for-sale securities consist of investment securities not classified as trading securities nor as held-to-maturity securities. Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders' equity until realized. Gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using the interest method over the period of maturity.

     Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are other than temporary result in write-downs of the individual securities to their fair value. The related write-downs are included in earnings as realized losses. The Company recognized no write downs in 1998 or 1997.

     5.  Loans Receivable

     Loans are stated at unpaid principal balances, less the allowance for loan losses.

     On April 1, 1995, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 114, Accounting for Creditors for Impairment of a Loan, as amended by SFAS No. 118, Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures. The Statements provide guidance in defining and measuring loan impairment. A loan is considered impaired when it is probable that the Company will be unable to collect all amounts of principal and interest under the original terms of the agreement. Accordingly, the Company measures all nonaccrual and restricted commercial real estate and commercial loans (if any) individually, based on the present value of expected future cash flows, discounted at the loans effective interest rate or, at the loan's observable market price or the fair value of collateral. The statements do not apply to large groups of small balance, homogeneous loans such as residential real estate, installment and consumer loans, that are collectively evaluated for impairment. The adoption of SFAS No. 114 and No.118 resulted in no prospective adjustment to the allowance for loan losses.

     SFAS No. 91, Accounting for Non-refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases, states that loan fees and certain direct loan origination costs are normally deferred and the net fee or cost is recognized as an adjustment to interest income using the interest method, over the contractual life of the loans, adjusted for

                     LANDMARK FINANCIAL CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31,1998 and 1997



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

     5.  Loans Receivable - continued

     estimated prepayments based on the Company's historical prepayment experience. Commitment fees and costs relating to commitments whose likelihood of exercise is remote should be recognized over the commitment period on a straight-line basis. If the commitment is subsequently exercised during the commitment period, the remaining unamortized commitment fee at the time of exercise should be recognized over the life of the loan as an adjustment of yield. Loan fees and certain direct loan origination costs are not deferred at the Company, however, due to immateriality. These fees are recognized in the period collected. The Company does not charge commitment fees.

     Interest income generally is not recognized on specific impaired loans unless the likelihood of further loss is remote. Interest payments received on such loans are applied as a reduction of the loan principal balance. Interest income on other impaired loans is recognized only to the extent of interest payments received.

     The allowance for loan losses is maintained at a level which, in management's judgment, is adequate to absorb credit losses inherent in the loan portfolio. The amount of the allowance is based on management's evaluation of the collectibility of the loan portfolio, including the nature of the portfolio, credit concentrations, trends in historical loss experience, specific impaired loans, economic conditions and other risks inherent in the portfolio. Allowances for impaired loans are generally determined based on collateral values or the present value of estimated cash flows. The allowance is increased by a provision for loan losses, which is charged to expense, and reduced by charge-offs, net of recoveries.

     6.  Premises and Equipment

     Premises and equipment are reported at cost. Expenditures for acquisitions, renewals, and betterments are capitalized, whereas maintenance and repair costs are expensed as incurred. When equipment is retired or otherwise disposed of, the appropriate accounts are relieved of costs and accumulated depreciation and any resultant gain or loss is credited or charged to income.

     Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their estimated useful lives on a straight-line basis. The estimated lives used in determining depreciation vary from five (5) to thirty-one and one-half (31.5) years.

     7.  Income Taxes

     Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of investments, allowance for loan losses, and the use of the modified cash basis for income tax reporting purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. The Company and its subsidiary file consolidated federal and separate state income tax returns. Income taxes are allocated to the Company and its Subsidiary as though separate federal tax returns are being filed.

                     LANDMARK FINANCIAL CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31,1998 and 1997



NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

     8.  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Material estimates that are particularly susceptible to significant change relate to the determination of the estimated losses on loans and foreclosed real estate, if any. Management obtains independent appraisals for significant properties.

     While management uses available information to recognize losses on loans and foreclosed real estate, further reductions in the carrying amounts of loans and foreclosed assets may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans and foreclosed real estate. Such agencies may require the Company to recognize additional losses based on their judgments about information available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans and foreclosed real estate may change materially in the near term. However, the amount of the change that is reasonably possible cannot be estimated.

    9.   Fair Value of Financial Instruments

     Effective April 1, 1995 the Company implemented Statement of Financial Accounting Standards No. 107, Disclosures about Fair Value of Financial Instruments, which requires disclosure of fair market value information about financial instruments, whether or not recognized in the statement of financial condition. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

         Cash and cash equivalents: The carrying amounts reported in the statement of financial condition for cash and cash equivalents approximate those assets' fair values.

         Time deposits: Fair values for time deposits are estimated using a discounted cash flow analysis that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits.

                     LANDMARK FINANCIAL CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31,1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

    9.   Fair Value of Financial Instruments - continued

         Investment securities including trading account securities: Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

         Loans: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate real estate) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics. Fair values for impaired loans are estimated using discounted cash flow analysis or underlying collateral values, where applicable. The carrying amount of accrued interest receivable approximates its fair value.

         Deposits: The fair values disclosed for demand deposits (for example, interest-bearing passbook accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits.

         Advance payments by borrowers for taxes and insurance (escrows): The carrying amount of escrow accounts approximate fair value.

         Accrued interest: The carrying amounts of accrued interest approximate the fair values.

         Loan commitments: Fees charged for commitments to extend credit are not significant and are offset by associated credit risk with respect to certain amounts expected to be funded. Accordingly, the fair value of the financial instruments is immaterial.

    10.  Statements of Cash Flows

     The Company considers all cash and amounts due from depository institutions and interest-bearing deposits in other banks to be cash equivalents for purposes of the statements of cash flows.

     11.  Interest Rate Risk

     The Bank is engaged principally in providing first mortgage loans (both adjustable rate and fixed rate mortgage loans) and consumer loans to individuals (See Note C for the composition of the loan portfolio at March 31, 1998 and 1997). Mortgage and consumer loans and investment securities are funded primarily with short-term liabilities which have interest rates that vary with market rates over time. Net interest income and the market value of net interest-earning assets will fluctuate based on changes in interest rates and changes in the levels of interest-sensitive assets and liabilities. The actual duration of interest-earning assets and interest-bearing liabilities may differ significantly from the stated duration as a result of prepayment, early withdrawals, and similar factors.

                     LANDMARK FINANCIAL CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31,1998 and 1997


NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

     12.  Employee Stock Ownership Plan

     The cost of common shares issued to the ESOP but not yet allocated to participants is presented in the consolidated balance sheet as a reduction of stockholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to paid-in capital.

     Shares are considered outstanding for earnings per share calculations as they are committed to be released; unallocated shares are not considered outstanding.

     13.  Earnings Per Common Share

     Earnings per common share is computed under the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Amounts reported as Earnings per Common Share for year ended March 31, 1998 reflect the earnings available to common stockholders for the year divided by the weighted average number of common shares outstanding during the year.

     14.  Reclassification

     Certain 1997 accounts have been reclassified to conform with the 1998 presentation.

NOTE B - INVESTMENT AND MORTGAGED-BACKED SECURITIES

     Investment and mortgage-backed securities have been classified according to management's intent. The amortized cost of securities and their approximate fair values are as follows:

     Securities held-to-maturity


                                          March 31, 1998                                  March 31, 1997
                           ------------------------------------------            --------------------------------
                                        Gross       Gross                                  Gross      Gross
                           Amortized Unrealized  Unrealized   Fair            Amortized Unrealized Unrealized   Fair

                             Cost       Gains      Losses     Value             Cost       Gains     Losses     Value
                             ----       -----      ------     -----             ----       -----     ------     -----

         U.S.
         government
         and federal
         agencies         $       --  $      --  $      --  $       --       $ 200,000   $     --  $ (3,243) $ 196,757


         Mortgage-
         backed (GNMA)
         securities           74,080         --     (2,431)     71,649         257,096         --    (9,309)   247,787
                          ----------  ---------  ---------  ----------       ---------   --------  --------  ---------

                          $   74,080  $      --  $  (2,431) $   71,649       $ 457,096   $     --  $(12,552) $ 444,544
                          ----------  ---------  ---------  ----------       ---------   --------  --------  ---------
                          ----------  ---------  ---------  ----------       ---------   --------  --------  ---------

                     LANDMARK FINANCIAL CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31,1998 and 1997


NOTE B - INVESTMENT AND MORTGAGED-BACKED SECURITIES - Continued

     Securities available-for-sale


                                          March 31, 1998                                     March 31, 1997
                           ------------------------------------------      ------------------------------------------
                                        Gross       Gross                                  Gross      Gross
                           Amortized Unrealized  Unrealized   Fair            Amortized Unrealized Unrealized   Fair

                             Cost       Gains      Losses     Value             Cost       Gains     Losses     Value
                             ----       -----      ------     -----             ----       -----     ------     -----

         U.S.
         government
         and federal
         agencies         $1,098,880  $   5,036  $      --  $1,103,916       $ 399,172   $     --  $ (1,379) $ 397,793
                          ----------  ---------  -------    ----------       ---------   ------    --------  ---------
                          ----------  ---------  -------    ----------       ---------   ------    --------  ---------

     The following is a summary of maturities of securities held-to-maturity and available-for-sale as of March 31, 1998:

                                                      Securities held-to-maturity       Securities available-for-sale
                                                      ---------------------------       -----------------------------
         Amounts maturing in:                         Amortized                            Amortized
                                                        Cost          Fair Value             Cost             Fair Value
                                                        ----          ----------             ----             ----------
         One year or less                          $         --      $         --       $       299,959    $      300,781
         After one year through five years                   --                --               398,921           404,407
         After five years through ten years                  --                --               400,000           398,728
         After ten years                                 74,080            71,649                    --                --
                                                   ------------      ------------       ---------------    --------------

                                                   $     74,080      $     71,649       $     1,098,880    $    1,103,916
                                                   ------------      ------------       ---------------    --------------
                                                   ------------      ------------       ---------------    --------------



     The amortized cost and fair value of mortgage-backed securities are presented in the held-to-maturity category by contractual maturity in the preceding table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

     In 1997, debt securities with an amortized cost of $200,000 were transferred from available-for-sale to held-to-maturity and equities with a fair market value of $69,324 were transferred from available-for-sale to trading account securities. The equity securities had an unrealized gain of $67,056 which was recognized in net income during 1997. There were no securities transferred between classifications during 1998.

                     LANDMARK FINANCIAL CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31,1998 and 1997


NOTE C - LOANS RECEIVABLE, NET

     The Company's loans receivable are summarized as follows:


                                                                    March 31,
                                                              1998            1997
                                                              ----            ----
Conventional first mortgages on real estate (1-4 family)  $  8,686,915   $  7,185,096
Property improvement loans .............................        15,566         29,871
Loans to depositors, secured by savings ................       101,744        228,942
Consumer loans .........................................     3,818,123      1,558,002
Commercial .............................................     1,139,794        587,418
                                                          ------------   ------------
                                                            13,762,142      9,589,329

Allowance for loan losses ..............................      (122,000)      (110,000)
Loans in process .......................................          --          (87,117)
                                                          ------------   ------------
                                                          $ 13,640,142   $  9,392,212
                                                          ------------   ------------
                                                          ------------   ------------

     An analysis of the allowance for loan losses is as follows:


                                  March 31,
                               1998         1997
                               ----         ----

Balance, beginning of year  $ 110,000   $  32,000
Loans charged off ........     (2,437)       --
Recoveries ...............       --          --
Provision for losses .....     14,437      78,000
                            ---------   ---------

Balance, end of year .....  $ 122,000   $ 110,000
                            ---------   ---------
                            ---------   ---------


     The Company has no commitments to loan additional funds to the borrowers whose loans have been modified.

     In the ordinary course of business, the Company has and expects to continue to have transactions, including borrowings, with its employees, officers, directors, and their affiliates. In the opinion of management, such transactions were on substantially the same terms, including interest rates and collateral, as those prevailing at the time of comparable transactions with other persons and did not involve more than a normal risk of collectibility or present any other unfavorable features to the Company. Loans to such borrowers are summarized as follows:



Balance, beginning of year  $ 191,919
Additions ................      3,700
Payments .................     (7,013)
Change in status .........    (35,811)
                            ---------

Balance, end of year .....  $ 152,795
                            ---------
                            ---------

                     LANDMARK FINANCIAL CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31,1998 and 1997


NOTE D - STOCK IN FEDERAL HOME LOAN BANK OF NEW YORK

     The Company has its savings shares insured by the Federal Savings and Loan Insurance Corporation. The Federal Home Loan Bank requires all participating savings and loan associations to purchase Federal Home Loan Bank stock in an amount equal to one percent (1%) of outstanding first mortgage loans.

NOTE E - ACCRUED INTEREST RECEIVABLE

     Accrued interest receivable is summarized as follows:


                                March 31,
                              1998     1997
                              ----     ----
Loans ....................  $74,919  $30,783
Mortgage-backed securities      507      826
Investments and other ....   10,717    7,021
                            -------  -------
                            $86,143  $38,630
                            -------  -------
                            -------  -------


NOTE F - PREMISES AND EQUIPMENT

     A summary of the Company's premises and equipment is as follows:


                                        March 31,
                                    1998        1997
                                    ----        ----

Land and building ...........    $ 58,405    $ 14,000
Improvements ................     128,721     128,425
Equipment ...................     118,628     103,018
                                 --------    --------
                                  305,754     245,443
Less accumulated depreciation     108,520      90,064
                                 --------    --------
                                 $197,234    $155,379
                                 --------    --------
                                 --------    --------

     Depreciation expense for 1998 and 1997 was $18,456 and $11,570, respectively.

                     LANDMARK FINANCIAL CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31,1998 and 1997


NOTE G - DEPOSITS

     Deposit account balances at March 31, 1998 and 1997, are summarized as follows:


                                                                      March 31,
                                                        1998                            1997
                                                -----------------------         ----------------------
                                                 Amount             %             Amount           %
                                                 ------           -----          --------        -----
Balance by interest rate:

     Interest-bearing checking accounts ...    $   233,742          1.60%   $   235,154          2.30%
     Non-interest bearing checking accounts        225,564          1.54%       297,578          2.91%
     Passbook accounts ....................      3,583,967         24.50%     3,584,228         35.01%
     Certificates of deposit ..............     10,585,583         72.36%     6,120,341         59.78%
                                                ----------         -----      ---------         -----
                                               $14,628,856        100.00%   $10,237,301        100.00%
                                                ----------         -----      ---------         -----
                                                ----------         -----      ---------         -----

     The aggregate amount of short-term jumbo certificates of deposit with a minimum denomination of $100,000 was approximately $725,000 and $307,000 at March 31, 1998 and 1997, respectively. Deposit amounts in excess of $100,000 are not Federally insured.

     At March 31, 1998 scheduled maturities of certificates of deposit are as follows:


              March 31,    1999                      $     4,707,520
                           2000                            3,686,654
                           2001                            1,575,061
                           2002 and thereafter               616,348
                                                     ---------------
                                                     $    10,585,583
                                                     ---------------
                                                     ---------------

     Interest expense for 1998 and 1997 was $2,782 and $594, respectively for interest-bearing checking accounts, $117,855 and $108,654, respectively for passbook accounts, and $605,351 and $217,359, respectively for certificates of deposit.

NOTE H - INCOME TAXES

     The Company files federal and state income tax returns on a calendar year basis. If certain conditions are met in determining taxable income, the Company is allowed a special bad debt deduction based on specified experience formulas. The Company used the experience formula in 1997 and anticipates using the same method in 1998.

     Income tax expense (benefit) is summarized as follows:


Federal
     Current     $  6,000     $ (9,700)
     Deferred        --         (5,000)
                 --------     --------
                    6,000      (14,700)
                 --------     --------

                    LANDMARK FINANCIAL CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31,1998 and 1997


NOTE H - INCOME TAXES - Continued


State

     Current     $   (755)    $ (1,600)
     Deferred        --         (2,100)
                 --------     --------
                     (755)      (3,700)

                 $  5,245     $(18,400)
                 --------     --------
                 --------     --------


     Taxes paid during the years ended March 31, 1998 and 1997, were $17,350 and $17,140, respectively.

     The provision for income taxes (benefit) differs from that computed by applying federal statutory rates to income (loss) before income tax expense, as indicated in the following analysis:

                                                  Year Ended
                                                   March 31,
                                              1998           1997
                                              ----           ----
Expected tax provision (benefit) at 34%    $  2,500     $(18,500)
State franchise tax ...................        --          1,000
Other, net ............................       2,745         (900)
                                           --------     --------

                                           $  5,245     $(18,400)
                                           --------     --------
                                           --------     --------

     Effective tax rate (benefit) for 1998 and 1997 was 34%.

     Deferred tax liabilities have been provided for taxable temporary differences related to unrealized gains on trading account securities and accrued interest receivable. Deferred tax assets have been provided for deductible temporary differences related to the allowance for loan losses, accounts payable, other liabilities and a net operating loss carryforward. The net deferred tax assets (liabilities) in the accompanying statements of financial condition include the following components:


                                    March 31,
                               1998        1997
                               ----        ----
Deferred tax liabilities    $(50,300)    $(31,300)
Deferred tax assets ....      57,400       38,400
                            --------     --------

Net deferred tax assets     $  7,100     $  7,100
                            --------     --------
                            --------     --------


     Included in retained earnings at March 31, 1998 and 1997 is approximately $141,000 in bad debt reserves for which no deferred federal income tax liability has been recorded. These amounts represent allocations of income to bad debt deductions for tax purposes only. Reduction of these reserves for purposes other than tax bad-debt losses or adjustment arising from carryback of net operating losses would create income for tax purposes, which would be subject to the then-current corporate income tax rate. The unrecorded deferred liability on these amounts was approximately $48,000 at March 31, 1998 and 1997, respectively.

                    LANDMARK FINANCIAL CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31,1998 and 1997



NOTE I - REGULATORY MATTERS

     The Company and the Bank are subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision (OTS). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary actions by regulators, that if undertaken, could have a direct material affect on the Company and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines involving quantitative measures of the Company and the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company and the Bank's capital amounts and classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators and components, risk weightings, and other factors.

     Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of: total risk-based capital and Tier I capital to risk-weighted assets (as defined in the regulations), Tier I capital to adjusted total assets (as defined), and tangible capital to adjusted total assets (as defined). Management believes, as of March 31, 1998, that the Company and the Bank meets all capital adequacy requirements to which they are subject.

     As of March 31, 1998, the most recent notification form the OTS, the Company and the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Company will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as disclosed in the table below. There are no conditions or events since the most recent notification that management believes have changed the Company and the Bank's prompt corrective action category.


                                                                                       For Capital
                                             Actual                                  Adequacy Purposes
                                       Amount        Ratio                 Amount                             Ratio
                                       ------        -----                 ------                             -----

As of March 31, 1998:
   Total Risk-Based Capital
    (to Risk-Weighted Assets) .    $    2,166,749    22.3%    Greater than or equal to $ 766,300    Greater than or equal to 8.0%
   Tier I Capital
     (to Risk-Weighted Assets)     $    2,166,749    22.3%    Greater than or equal to $ 388,200    Greater than or equal to 4.0%
   Tier I Capital
     (to Adjusted Total Assets)    $    2,166,749    12.9%    Greater than or equal to $ 672,400    Greater than or equal to 4.0%
   Tangible Capital
     (to Adjusted Total Assets)    $    2,166,749    12.9%    Greater than or equal to $ 252,200    Greater than or equal to 1.5%



                                                        To Be Well Capitalized
                                                        Under Prompt Corrective
                                                           Action Provisions
                                                Amount                               Ratio
                                                ------                               -----
As of March 31, 1998:
   Total Risk-Based Capital
    (to Risk-Weighted Assets) .     Greater than or equal to $970,500    Greater than or equal to 10.0%
   Tier I Capital
     (to Risk-Weighted Assets)      Greater than or equal to $582,300    Greater than or equal to 6.0%
   Tier I Capital
     (to Adjusted Total Assets)     Greater than or equal to $840,600    Greater than or equal to 5.0%
   Tangible Capital
     (to Adjusted Total Assets)     Greater than or equal to $252,200    Greater than or equal to 1.5%

                    LANDMARK FINANCIAL CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31,1998 and 1997



NOTE I - REGULATORY MATTERS - Continued


                                                                                For Capital
                                             Actual                          Adequacy Purposes
                                       Amount        Ratio         Amount                             Ratio
                                       ------        -----         ------                             -----

As of March 31, 1997:
   Total Risk-Based Capital
     (to Risk-Weighted Assets)         $    956,285  16.0%    Greater than or equal to $ 478,300     Greater than or equal to 8.0%
   Tier I Capital
     (to Risk-Weighted Assets)         $    956,285  16.0%    Greater than or equal to $ 239,200     Greater than or equal to 4.0%
   Tier I Capital
     (to Adjusted Total Assets)        $    956,285   8.4%    Greater than or equal to $ 453,000     Greater than or equal to 4.0%
   Tangible Capital
     (to Adjusted Total Assets)        $    956,285   8.4%    Greater than or equal to $ 169,900     Greater than or equal to 1.5%



                                                        To Be Well Capitalized
                                                        Under Prompt Corrective
                                                           Action Provisions
                                                Amount                               Ratio
                                                ------                               -----
As of March 31, 1997:
   Total Risk-Based Capital
     (to Risk-Weighted Assets)               Greater than or equal to $597,800     Greater than or equal to 10.0%
   Tier I Capital
     (to Risk-Weighted Assets)               Greater than or equal to $358,700     Greater than or equal to 6.0%
   Tier I Capital
     (to Adjusted Total Assets)              Greater than or equal to $566,300     Greater than or equal to 5.0%
   Tangible Capital
     (to Adjusted Total Assets)              Greater than or equal to $169,900     Greater than or equal to 1.5%

     On November 13, 1997, the date of the Bank's conversion to a stock institution, the Bank established a liquidation account totaling $956,000. The liquidation account is maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The liquidation account balance is not available for payment of dividends.

     During August 1997, OTS conducted a routine safety and soundness on-sight examination of the Bank. During the course of its examination OTS examiners raised a number of concerns and noted certain deficiencies in the Bank's operations. As a result of the examination the Bank voluntarily agreed with OTS not to originate any new consumer or commercial loans and to limit one-to-four family residential loan originations to no more than $200,000 per month, until the Bank corrected the noted deficiencies. Effective February 10, 1998, OTS rescinded these lending restrictions.

NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

     The Company is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of financial condition.

     The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual notional amount of those instruments (see Note L). The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

                    LANDMARK FINANCIAL CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31,1998 and 1997


NOTE J - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK - Continued

     Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. The amount and type of collateral obtained, if deemed necessary by the Company upon extension of credit, varies and is based on management's credit evaluation of the counterparty.

     The Company has not incurred any losses on its commitments in the years ended March 31, 1998 and 1997.

NOTE K - COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTION

     In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying financial statements. In addition, the Company is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the financial position of the Company.

     The Company had outstanding commitments to originate loans as follows:


                                               March 31, 1998                                 March 31, 1997
                                               --------------                                 --------------
                                Fixed-Rate      Variable-Rate        Total        Fixed Rate    Variable Rate      Total
                                ----------      -------------        -----        ----------    -------------      -----
         First-mortgage        $         --      $         --    $         --    $    244,700   $     90,400   $    335,100
                               ----------        ----------      ----------      ------------   ------------   ------------
                               ----------        ----------      ----------      ------------   ------------   ------------



     The interest rate on outstanding fixed-rate commitments at March 31, 1997, was 8.5%.

     At March 31, 1998, the Company had an unused line of credit with the Federal Home Loan Bank as follows:


         Companion (DRA) Commitment           $      788,300
         Overnight line of credit                    788,300
                                              --------------
                                              $    1,576,600
                                              --------------
                                              --------------


     The Company's line of credit with the Federal Home Loan Bank expires on September 11, 1998.

     Year 2000 Issue

     The Bank has begun to develop a plan to analyze how the Year 2000 will impact its operations. In addition, the Bank has communicated with its significant third-party service provider to determine their Year 2000 compliance readiness and the extent to which the Bank is vulnerable to any third-party Year 2000 issues. Given the Bank's interdependence on purchased software and third-party service providers, the internal costs related to the Bank's Year 2000 efforts will consist primarily of accelerating various hardware and purchased software upgrades which generally would have been incurred in the normal course of business. Management of the Bank does not believe the internal

                    LANDMARK FINANCIAL CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31,1998 and 1997


NOTE K - COMMITMENTS, CONTINGENCIES AND RELATED PARTY TRANSACTION - Continued

     Year 2000 Issue - continued

     costs to address Year 2000 compliance will have a material adverse impact on future operations other than the impact such event will have on the cost of services provided by its third-party service provider which is unknown at this time. These costs for accomplishing the Bank's plans to complete the Year 2000 modifications and testing processes are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including continued availability of various resources, third-party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ from these plans.

     Related Party Transaction

     Customers (borrowers) of the Bank have obtained title insurance from Landmark Title Company. The Company's Chairman of the Board is the sole owner of Landmark Title Company. During the years ended March 31, 1998 and 1997, Landmark Title Company received $17,079 and $509, respectively in title insurance premiums as a result of mortgage closings at the Bank.

NOTE L - FAIR VALUES OF FINANCIAL INSTRUMENTS

     The estimated fair values of the Company financial instruments are as follows:


                                                                             March 31,
                                                           1998                                     1997
                                            ---------------------------------               -------------------
                                                Carrying             Fair                   Carrying       Fair
                                                Amount               Value                  Amount         Value
                                                ------               -----                  ------         -----

     Financial assets:
         Cash                               $     1,530,236      $  1,530,236           $     709,458    $      709,458
         Trading account securities                      --                --                  69,324            69,324
         Mortgage-backed securities                  74,080            71,649                 257,096           247,787
         Investment securities                    1,103,916         1,103,916                 597,793           594,550
         Loans receivable, net                   13,640,142        13,974,000               9,392,212         9,394,000
         Accrued interest receivable                 86,143            86,143                  38,630            38,630
     Financial liabilities:
         Deposits                                14,628,856        14,725,000              10,237,301        10,188,000
         Advance payments by
           borrowers for taxes
           and insurance                             97,453            97,453                 107,277           107,277


     The carrying amounts in the preceding table are included in the statement of financial condition under the applicable captions. The contract or notional amounts of the Company's financial instruments with off-balance-sheet risk are disclosed in Notes K and L and their carrying values

                    LANDMARK FINANCIAL CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31,1998 and 1997



NOTE L - FAIR VALUES OF FINANCIAL INSTRUMENTS - Continued

     represent fair value. No derivatives were held by the Company for trading purposes. It is not practicable to estimate the fair value of Federal Home Loan Bank (FHLB) stock because it is not marketable. The carrying amount of that investment is reported in the statements of financial condition.

NOTE M - CONCENTRATION OF CREDIT

     The majority of the Company's loans have been granted to customers in the Company's market area, which is primarily Canajoharie, New York. Canajoharie is a largely rural area and relies heavily on the agricultural industry and a certain manufacturer. The concentrations of credit by type of loan are set forth in the note on loans receivable (see Note C). The Company, as a matter of policy, does not extend credit to any borrowers in excess of its legal lending limit.

NOTE N - SPECIAL INSURANCE ASSESSMENT RELATING TO THE CAPITALIZATION
               OF THE SAVINGS COMPANY INSURANCE FUND (SAIF)

     During September 1996, Congress enacted legislation to recapitalize the SAIF by a one-time assessment on all SAIF-insured deposits held as of March 1995. This assessment of approximately $43,000 was paid during the year ended March 31, 1997 and included in non-interest expense.

NOTE O - EMPLOYEE STOCK OWNERSHIP PLAN

     Qualified employees of the Company and Bank participate in an Employee Stock Ownership Plan (the ESOP). In connection with the conversion described in Note A1, the ESOP has borrowed from the Company, the proceeds of which were used to acquire 12,160 shares of the Company's common stock. The outstanding loan balance at March 31, 1998 was $117,466. Interest charged on the loan is at the Bank's prime lending rate (8.50% at March 31, 1998). Contributions from the Bank are used by the ESOP to make payments of principal and interest on the loan. Under the terms of the ESOP, contributions are allocated to participants using a formula based upon compensation. Employees of the Company are eligible to participate in the ESOP after one year of service and attainment of twenty-one (21) years of age providing they worked at least 1,000 hours during the prior twelve (12) month period. Participants are fully vested after five years. Because the Company has provided the ESOP's borrowing, the unearned compensation is presented as a reduction of stockholders' equity in the accompanying consolidated balance sheets. On March 31, 1998 and 1997, 205 shares and -0-shares, respectively, were allocated to participants. ESOP contributions to the Bank, representing the fair value of allocated shares, charged to compensation and benefits expense in 1998 and 1997 were approximately $4,134 and $0, respectively. The fair value of the remaining unallocated shares at March 31, 1998 aggregated approximately $152,000.

     Dividends, if any, will be allocated among the participant's accounts and the unallocated shares in accordance with their holdings of the stock on which the dividends were paid. If dividends are used to repay the ESOP borrowings then stock with a fair market value equal to the dividends will be allocated to the Participant's Accounts in lieu of the dividends.

                    LANDMARK FINANCIAL CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31,1998 and 1997



NOTE P -       PROSPECTIVE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

     In June 1997, the Financial Accounting Standards Board issued Statement No. 130, Reporting of Comprehensive Income and Statement No. 131, Disclosures About Segments of an Enterprise and Related Information. Both statements are effective for financial statements for periods beginning after December 15, 1997. Statement No. 130 establishes standards for reporting and display of comprehensive income in a full set of general purpose financial statements. An enterprise shall continue to display an amount for net income but will also be required to display other comprehensive income, which includes other changes in equity. Statement No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas, and major customers.

     Adoption of these statements is not anticipated to have a significant effect upon the presentation of the Company's financial statements.

NOTE Q - EARNINGS PER COMMON SHARE

     A reconciliation of the numerators and denominators for earnings per common share computations for the years ended March 31, 1998 and 1997 is as follows:


                                                           Years Ended March 31,
                                                             1998       1997
                                                             ----       ----
Basic Earnings Per Share
    Net income (loss) available to common shareholders    $  7,467    $(36,072)
                                                          --------    --------
                                                          --------    --------
    Weighted average common shares outstanding .......     139,975        --
                                                          --------    --------
                                                          --------    --------
         Basic Earnings Per Share ....................    $    .05    $   --
                                                          --------    --------
                                                          --------    --------
Earnings Per Share Assuming Dilution
    Net income (loss) available to common shareholders    $  7,467    $(36,072)
                                                          --------    --------
                                                          --------    --------
    Weighted average common shares outstanding .......     139,975        --
    Add:  dilutive effect of assumed exercises:
         ESOP ........................................      12,025        --
                                                          --------    --------
    Weighted average common and dilutive
     potential common shares outstanding .............     152,000        --
                                                          --------    --------
                                                          --------    --------
         Diluted Earnings Per Share ..................    $    .05    $   --
                                                          --------    --------
                                                          --------    --------


NOTE R - CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS

     The following condensed statements of financial condition as of March 31, 1998 and 1997 and the condensed statement of operations and statement of cash flows for the two years then ended should be read in conjunction with the Consolidated Financial Statements and related notes.

                    LANDMARK FINANCIAL CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                             March 31,1998 and 1997


NOTE R - CONDENSED PARENT COMPANY ONLY FINANCIAL STATEMENTS - Continued


                                                                   March 31,
                                                             1998           1997
                                                             ----           ----
STATEMENT OF FINANCIAL CONDITION
    Assets:
         Cash ........................................    $    4,134    $         --
         Investment in and advances to Bank ..........     2,055,221              --
                                                          ----------    --------------
            Total assets .............................    $2,059,355    $         --
                                                          ----------    --------------
                                                          ----------    --------------
    Liabilities ......................................    $     --      $         --
    Stockholders' Equity .............................     2,059,355              --
                                                          ----------    --------------

            Total liabilities and stockholders' equity    $2,059,355    $         --

                                                          ----------    --------------
                                                          ----------    --------------


                                                                            Years Ended March 31,
                                                                            1998               1997
                                                                            ----               ----
STATEMENT OF OPERATIONS
    Income:
         Income ..................................................    $      --             $         --
         Expenses ................................................           --                       --
                                                                        ---------           ------------
         Income before income taxes and equity in earnings of Bank           --                       --
         Provision for income tax expense (benefit) ..............           --                       --
                                                                        ---------           ------------
         Income before equity in earnings of Bank ................           --                       --
         Equity in earnings of Bank ..............................          7,467                     --
                                                                        ---------           ------------
             Net income ..........................................    $     7,467           $         --
                                                                        ---------           ------------
STATEMENT OF CASH FLOWS
    Cash flows provided (used) by operating activities:
         Net income ..............................................    $     7,467           $         --
         Adjustments to reconcile net income to
             net cash used for operating activities
                 Equity in earnings of Bank ......................         (7,467)                    --
                                                                        ---------           ------------
                                                                             --                       --
                                                                        ---------           ------------
    Cash flows provided (used) by investing activities:
         Investment in subsidiary ................................     (1,086,433)
         Principal payments on ESOP loan .........................          4,134
                                                                        ---------           ------------
                                                                      (1,082,299)
                                                                        ---------           ------------
   Cash flows provided (used) by financing activities:
         Proceeds from the sale of stock, net of issuance cost ...      1,086,433                     --
                                                                        ---------           ------------
             Net increase in cash ................................          4,134                     --
    Cash, beginning of year ......................................           --                       --
                                                                        ---------           ------------
   Cash, end of year ............................................    $     4,134           $         --
                                                                        ---------           ------------
                                                                        ---------           ------------

Common Stock Information

The Common Stock of Landmark Financial Corp. is traded on the Small Cap Market under the symbol "LMFC." At March 31, 1998 there were approximately 125 stockholders of record, including brokers, and 152,000 shares outstanding of which 12,160 are held by the Landmark Community Bank Employee Stock ownership Plan.

The following table sets forth the market price of the Company's Common Stock for the year ended March 31, 1998. The Common Stock of Landmark Financial Corp. did not begin trading until November 26, 1997. At the current time the Company has no current intention to pay dividends.


Fiscal 1998          High            Low
-----------          ----            ---

Third Quarter        $12.25          $11.50

Fourth Quarter       $13.38          $11.50


Directors And Officers

Directors                               Officers

John Francisco                          Gordon E. Coleman

Chairman of the Board                   President & Chief Executive Officer

Gordon E. Coleman                       John F. Von Ahn
                                        Vice President & Chief Financial Officer

Carl Rockefeller                        H. Stuart Larson
                                        Vice President - Consumer Lending

Patricia Symolon                        Michael L. Countryman
                                        Assistant Cashier

Richard Ferraro

Frederick LaCoppola

Carl Salmon, III

Corporate Information

Corporate Headquarters                      Transfer Agent

26 Church Street                            Registrar & Transfer Company
Canajoharie, New York 13317                 10 Commerce Drive
(518) 673-2012                              Cranford, New Jersey 07016
                                                     (800) 456-0596

Special Counsel                             Independent Auditors

Luse Lehman Gorman Pomerenk & Schick, P.C.  Harvazinski & Montanye
5335 Wisconsin Avenue, N.W.                 21 Everett Road Extension
Suite 400                                   Albany, New York  12205
Washington, D.C.  20015                     (518) 453-0636
(202) 274-2000

Annual Meeting

The Annual Meeting of the Stockholders will be held July 22, 1998 at 11:00 a.m. at the Fort Rennsalaer Club at 4 Moyer Street in Canajoharie, New York.


General Inquiries

A copy of the Company's Annual Report to the SEC on Form 10-K may be obtained without charge by written request of stockholders to John F. Von Ahn or by calling the Company at (518) 673-2012.

SEC Disclaimer

This Annual Report has not been reviewed or confirmed for accuracy or relevance by the SEC.

                            Landmark Financial Corp.

                                26 Church Street
                              CANAJOHARIE, NY 13317
                               TEL. (518) 673-2012
                               FAX (518) 673-2081